ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 13, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Dillon Hagius / Joe McCann – Legal

Nudrat Salik / Daniel Gordon – Accounting

Re:	MiNK Therapeutics, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted July 28, 2021

CIK No. 0001840229

Ladies and Gentlemen:

On behalf of MiNK Therapeutics, Inc. (f/k/a AgenTus Therapeutics, Inc., the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are filing with the Securities and Exchange Commission (the “Commission”), via EDGAR, a Registration Statement on Form S-1 relating to the offering of shares of the Company’s common stock (the “Registration Statement”). Marked copies, which reflect changes to the above-referenced Amendment No. 2 to the draft Registration Statement as confidentially submitted on July 28, 2021 (“Amendment No. 2”), are being furnished supplementally for the convenience of the staff of the Commission (the “Staff”). The Registration Statement has been revised in response to the comment letter to Jennifer Buell, Ph.D., President, Chief Executive Officer and Director of the Company, dated August 12, 2021, from the Staff regarding Amendment No. 2, as well as certain other updated information.

For reference purposes, the comment contained in the Staff’s letter dated August 12, 2021 is reproduced below in italics and the corresponding response is shown below the comment. All references to page numbers in the Company’s response are to the page numbers in the Registration Statement.

Securities and Exchange Commission	- 2 -	September 13, 2021

Key Features of iNKT Cells

Naturally Suited for Allogeneic Approaches, page 83

1. We note your disclosure that “[i]n both clinical and preclinical studies, iNKT cells have been observed not to cause, but instead to actively suppress, GvHD, lowering the safety risks associated with other allogeneic immune cells.” With reference to your disclosure on page 14, please revise the disclosure on page 83 to provide context to these observations by explaining, if true, that no allogeneic iNKT cell therapy has been deemed safe or been approved by FDA or by any comparable regulatory authority.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised page 83 of the Registration Statement.

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Securities and Exchange Commission	- 3 -	September 13, 2021

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please call the undersigned at (617) 951-7663 or Thomas J. Danielski of our offices at (617) 235-4961.

Very truly yours,

/s/ Zachary R. Blume

Zachary R. Blume

cc:	Garo Armen (MiNK Therapeutics, Inc.)

Jennifer S. Buell (MiNK Therapeutics, Inc.)

Thomas J. Danielski (Ropes & Gray LLP)